SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
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BigBand Networks, Inc.
(Name of Subject Company)

BigBand Networks, Inc.
(Name of Person(s) Filing Statement)
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Common Stock, par value $0.001 per share
(Title of Class of Securities)
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089750509
(CUSIP Number of Class of Securities)
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Rob Horton
Sr. Vice President & General Counsel
BigBand Networks, Inc.
475 Broadway Street
Redwood City, California 94063
(650) 995-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
_________________

With copies to:

Larry W. Sonsini, Esq.
Michael S. Ringler, Esq.
Denny Kwon, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

☒            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

THE FOLLOWING EMAIL WAS SENT FROM BIGBAND NETWORKS, INC.’S FOUNDER AND CHIEF EXECUTIVE OFFICER, AMIR BASSAN-ESKENAZI, TO BIGBAND NETWORKS, INC. EMPLOYEES ON TUESDAY, OCTOBER 11, 2011:

BigBand Team,

Earlier today we announced that BigBand and ARRIS have entered into a definitive agreement whereby ARRIS will acquire BigBand Networks under a tender offer. The press release is attached.

This is obviously a big development and I wanted to share with you what this means and what will happen next.

I believe this is a very good development for our share holders, customers, and employees:

BigBand has built some incredible products and continues to develop strong and differentiated technologies that I believe are destined to have a great impact on the cable and telco markets. The combination with ARRIS will greatly strengthen our ability to rapidly sell and deploy these products via ARRIS’ strong worldwide distribution channel and leadership position in North American Cable that complement our own relationships.

Secondly, the combined company portfolio of products including ARRIS’ CMTS (and its' transition to CCAP), video ad servers and IP video distribution systems & CPE will, in my opinion, be extremely well positioned in the market place to compete and offer innovative solutions. This broader platform can also be differentiated with the addition of BigBand's “secret sauce”, which should generate broader opportunities.

The world of IP Video has arrived. I believe the industry’s strategic transition into this world requires a diversified portfolio of products and capabilities as well as a strong balance sheet that the combined company will be able to offer. In short, I believe that the combined company will be a great vehicle to realize the very vision that guided BigBand from the time we started it, 12 years ago.

I’d like to take this opportunity to thank you for the hard work you have all put into building the company. And especially the recent effort in bringing the MSP platform to market and achieving the first wins of the recently released Advertising and QAM applications.

I am very proud of what we have achieved together and the amazing team you all are. It was a privilege I will always be proud of - to be your leader: We have developed solutions that some questioned whether they can in fact be built. And then we proved it, deployed it, and scaled it to tens of millions of subscribers. We have become a world recognized innovator, and have built platforms and technologies that are very impressive.

We created an organization that is very important to our customers and whose expertise and responsiveness are well known and appreciated in the market. I am looking forward to all the great things that will come from this group as we step to the next phase in the evolution of this opportunity, as a combined company with ARRIS.

I know you will continue to make me even more proud!

Over the next several weeks, while we await regulatory and shareholder approval, the BigBand and ARRIS teams will begin planning the transition to one organization, making sure to understand the strengths of each organization and to build upon them. So let’s stay focused on the business - we have to continue serving our customers, building to our roadmap and making progress on executing our plans.

Many decisions have yet to be determined but we expect ARRIS will keep all of BigBand’s existing products and all of our roadmap commitments. Similarly, I felt it was important to let you know that there is no plan to exit any of our current locations i.e. Redwood City, Westborough, Tel Aviv or Shenzhen. We will communicate with employees as the process proceeds, in anticipation of a closing date in late 2011.

Today we will be holding ALL HANDS meetings at each site. I will be joined by Bob Stanzione, CEO of ARRIS, and Bruce McClelland, President of the Broadband Communication Systems. We will discuss the announcement in more detail, explain what it means and take your Q&A.

See you all there.

Amir

Additional Information and Where to Find It

The tender offer for the outstanding shares of BigBand Networks, Inc. (“BigBand”) described herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of BigBand pursuant to the tender offer by Amsterdam Acquisition Sub, Inc. (“Amsterdam”), a wholly-owned subsidiary of ARRIS Group, Inc. (“ARRIS”), or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by ARRIS and Amsterdam. In addition, BigBand will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. BigBand’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Amsterdam’s tender offer because they contain important information, including the terms and conditions of the offer. BigBand’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov.

Participants in the Solicitation

In the event that BigBand is required to solicit proxies to approve a second step merger in connection with the proposed transaction, BigBand and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of BigBand common stock in respect of the second step merger contemplated by the proposed transaction. Information about the directors and executive officers of BigBand is set forth in the proxy statement for BigBand’s 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2011. In the event that BigBand is required to solicit proxies to approve a second step merger in connection with the proposed transaction, Investors may obtain additional information regarding the interest of such participants in the proposed transaction by reading the definitive proxy statement regarding the acquisition when it becomes available.

Forward-Looking Statements
This document contains certain statements which constitute forward-looking statements. These forward-looking statements include statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as BigBand’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all.